SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 28, 2007

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated June 28, 2007, announcing a strategic partnership with Publicis Groupe for the launch of the 3dswym Joint Venture to bring Innovative 3D marketing solutions to global marketers.

Publicis Groupe and Dassault Systèmes Announce
Strategic Partnership:
Launch 3dswym Joint Venture to bring Innovative 3D marketing solutions to global marketers

Paris - June 28 - Publicis Groupe (Euronext Paris: FR0000130577 and NYSE: PUB) and Dassault Systèmes (Euronext Paris: #13065, DSY.PA and Nasdaq: DASTY) today announced the signature of a memorandum of understanding to create 3dswym, a global joint venture in the field of web-based 3D. The joint venture company, based in Paris, will offer a collaborative web-based platform allowing marketers to connect directly to consumers in order to jointly create and adapt new consumer goods and new retail environments using advanced Web and 3D tools.

The 3dswym venture derives from a shared vision of Maurice Lévy, Chairman and CEO of Publicis Groupe and Bernard Charlès, President and CEO of Dassault Systèmes, about the future of marketing. Both men are convinced that successful marketing must permit consumers to enter the product creation process at a much earlier stage, so that products and services are in fact co-generated with them. 3dswym’s online 3D solutions are perfectly adapted to this kind of collaboration and stand to radically change marketing by markedly improving the success rate of new products, giving clients a real competitive advantage.

3dswym will help marketers through:

•
100% matching consumer needs, desires and expectations. 3dswym’s web-based 3D platform functions as an R&D engine to conceive and create new generation products and retail concepts, with consumers. With 3dswym’s focus on the “Consumer Journey”, from creation of products to how they are presented, packaged, what point-of-sale should resemble and how they will be used at home.

•
Speedier time to market, fewer marketing errors and much-reduced environmental footprint using 3D tools to define the best and faster and most effective product development, virtually replacing the need to produce physical prototypes and models.

•	Highly-customized product roll-outs, leading to more efficient commercialization, more in line with the full diversity of consumer imagination.

Very simply, and by means of a few clicks, the consumer will be able to redesign packaging or refashion a product by redefining its form, its colours - and then see his or her ideas come alive in three dimensions on a supermarket shelf or at the consumer’s own home.

3dswym is the product of an unprecedented strategic partnership linking two global leaders in their respective sectors. It leverages the vast consumer intelligence and global marketing skills of Publicis Groupe with the cutting-edge technology of Dassault Systèmes, a world leader in 3D software and Product Lifecycle Management Solutions. 3dswym is aimed in particular at the client base of both companies, which together includes some of the largest consumer, retailing, and manufacturing groups in the world.

Maurice Lévy, Chairman and CEO of Publicis Groupe said,“In today’s world of the Empowered Consumer, the traditional theory of Adam Smith about “supply and demand” is being turned on its head. In the emerging “demand and supply” world, consumers will increasingly be called upon to have a say at different points along the entire innovation chain. Marketing in the future will depend in part on the creation of 3D virtual experience in which one can imagine, transform and create a retail outlet, a product, or packaging. 3dswym is the product of an extraordinary strategic partnership between Dassault Systèmes and Publicis Groupe, an indication of the kind of innovative marketing solutions which can result from collaboration between best in class experts in 3D technology and specialists in strategic marketing as well as consumers. Without exaggerating we can say that there will be a “before” and an “after” 3dswym in the field of marketing products and services through retail channels.”

Bernard Charlès President and CEO of Dassault Systèmes said“Literally, SWYM is the acronym of See What You Mean. Ultimately, consumers will participate to the co-creation of products and services that will fulfill their practical needs and dreams. 3D enables true life experience using the 3D virtual world as a powerful media to imagine, share and experience. Our online 3DVIA platform is the key enabler for our joint venture.”

3dswym will be 51%-owned by Publicis Groupe and 49% by Dassault Systèmes. The creation of the joint venture is subject to the signing of definitive agreements. The entity will draw on the products and services of Dassault Systèmes for technology and software solutions and on the marketing knowledge of Publicis Groupe for communication and consumer insights.

Press conference today with Bernard Charles and Maurice Lévy at 10am, 133 Champs Elysées, 75008 Paris

Documentation and information: www.3dswym.com:  Experience it!

*    *    *

Publicis Groupe (Euronext Paris: FR0000130577 and NYSE: PUB) is the world’s fourth largest communications group, as well as world’s second largest media counsel and buying group. With activities spanning 104 countries on five continents, the Groupe employs approximately 42,000 professionals.

The Groupe’s communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; interactive and digital marketing, marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and with a worldwide leadership in healthcare communications.
Web site: www.publicisgroupe.com

About Dassault Systèmes: As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit: www.3ds.com.
CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3D VIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Publicis Groupe Contacts:
Eve Magnant, Corporate Communications		+ 33 (0)1 44 43 70 25
Martine Hue, Investors Relations		+ 33 (0)1 44 43 65 00

Dassault Systèmes Press Contacts:
Derek Lane(DS Americas)	derek.lane@3ds.com	+1 (818) 673-2243
Mikiko Igarashi (DS AP)	mikiko.igarashi@3ds.com	+81-3-5442-4138
Arnaud Malherbe (DS EMEA)	arnaud.malherbe@3ds.com	+33 (0)1 55 49 87 73

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASAULT SYSTEMES S.A.

Date: June 28, 2007	By:	/s/ Thibault de Tersant

Name: Thibault de Tersant Title: Executive Vice President, Finance and Administration